Filed by Healthwell Acquisition Corp I.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Healthwell Acquisition Corp I

Commission File No. 001-40697

Date: April 27, 2023

Healthwell Acquisition Corp I Business Combination with Starton Therapeutics

Deal Announcement Investor Conference Call Transcript: April 27, 2023

Operator:

Welcome to the Starton Therapeutics and Healthwell Acquisition Corp I transaction conference call. I would like to note that this call may contain forward-looking statements, including Healthwell’s and Starton’s expectations of future financial and business performance and conditions, the industry outlook, and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You are encouraged to read the press release issued today, the accompanying presentation that is available in Healthwell’s filings with the SEC, for a discussion of the risks that can affect the business combination and the business of Starton after completion of the proposed transaction.

Management will not be taking any questions on today’s call. With that, I will now turn it over to Alyssa Rapp, CEO of Healthwell. Please go ahead.

Alyssa Rapp:

Good morning, and thank you for joining us. I’m Alyssa Rapp and I am the CEO of Healthwell Acquisition Corp. I. We are very excited to be here today to introduce Starton Therapeutics, a transformational clinical-stage biotechnology company with a tremendous growth opportunity.

Here with me today is Pedro Lichtinger, who is the Chairman, Chief Executive Officer and Co-Founder of Starton.

Together, we are pleased to announce we have entered into a definitive business combination agreement that will create a publicly traded leader in continuous delivery technology for cancer treatment.

Please turn to slide 6.

I’d like to start by introducing Healthwell and a few members of our tremendous team.

Healthwell’s diverse, 23-person board of directors, board of advisors, and management team consists of decades of healthcare and technology investing and operating experience.

As investors, we have partnered with companies at all stages – from seed and venture to private equity and public – across the healthcare ecosystem.

As operators, board directors and advisors, our experience spans roles at leading healthcare businesses including Aetna, 23andMe, DaVita, Availity, Henry Ford Health, and Zocdoc, as well as technology pioneers such as LinkedIn and Paypal. As board members, we have experience serving world-class institutions, including the Center for Clinical Cancer Genetics & Global Health at The University of Chicago; United Health; Rush Medical Center; and Oak Street Health.

Collectively, we have guided and led dozens of companies with distinct tech-enabled business models across a multitude of healthcare subsectors and end markets.

When we set out to raise this SPAC, we originally highlighted a few qualities we were looking for in a potential investment – an innovative company that has the potential to both improve patient care and outcomes and drive down cost of care – as our key criterion. We believe Starton Therapeutics is consistent with this mission.

First, its highly differentiated technology platform offers a sustainable advantage versus existing technologies for cancer treatment.

Second, its proprietary continuous delivery technology has the potential to deliver care quality for cancer patients, achieving transformative outcomes and decreasing overall costs for the healthcare system.

And third, Starton has demonstrated a track record of achieving milestones that have further cemented its leadership position - and this has been accomplished by its best-in-class leadership led by Chairman, CEO and Co-Founder Pedro Lichtinger, who was the former President of Global Primary Care and President of Europe at Pfizer, and world-class scientific advisory board.

Please turn to slide 7 for our investment highlights.

We are proud to be partnering with an organization that is leveraging innovation to improve patient care and outcomes and drive costs out of the healthcare system.

And that innovation is coming through biotech, versus a traditional healthcare technology company.

But Starton is not just another biotech company. They are inventing a proprietary delivery system for FDA-approved cancer drugs and are already in clinical trials, showing that lower continuous doses of the drugs themselves can have equal, if not greater, efficacy in patients when delivered via their proprietary delivery system. With lower continued doses of the drugs being delivered we expect patients will experience lower toxicity with an initial focus on multiple myeloma (“MM”) and chronic lymphocytic leukemia (“CLL”).

What this means is that MM and CLL have the potential to become more like chronic conditions, and patients will potentially be able to “live better and longer” while undergoing treatment. Patients wearing a transdermal patch do not need to go to a clinical facility or take a pill once a day – both of which have compliance issues and may lead to very spiky dosage. Instead, patients will have a continual low dose of drugs delivered throughout the day.

Since patients receiving treatment by the proprietary technology of continuous delivery through a transdermal patch receive a consistent, and lower dose, of the drug, the drug itself may be less toxic to patients. These results could be very transformational from a lifestyle standpoint, let alone from a clinical efficacy standpoint, for a patient. On the cost side, as Starton helps deliver better patient outcomes with respect to drug tolerance and lower toxicity, thus lowering side effects, the overall cost of healthcare can decrease.

This transdermal delivery system is currently being investigated with Revlimid which is already approved by the FDA, but we also expect Starton will continue to use their expertise to test more FDA-approved, blockbuster drugs across various indications using their transdermal delivery system. We are excited about the opportunity to expand their continuous delivery technology to eventually target even more types of cancers and benefit multiple peoples’ lives.

Please turn to slide 8 for the transaction overview.

The transaction is expected to bring gross cash proceeds of $50 million, including $35 million in cash expected to be held in trust, (assuming 86% redemptions), and $15 million in an anticipated PIPE capital raise.

Funds will be used for working capital and general corporate purposes towards the strategic advancement of Starton’s pipeline.

Existing Starton shareholders will have the right to receive earnout consideration in the form of up to 25 million shares, with 8.3 million shares earned each at $12, $14 or upon achievement of First Clinical Milestone (completion of Phase 1b for multiple myeloma), and $16 or upon achievement of completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory subcutaneous pump and either a transdermal patch or an on body subcutaneous pump.

After completing our combination, which we anticipate during the second half of 2023, shares in Starton are expected to trade on the Nasdaq.

From Healthwell’s standpoint we are thrilled about this transaction and we believe Starton is poised to achieve its strategic clinical goals and operational milestones.

Please turn to slide 10.

We highlight Starton’s roster of great leaders, one of the key differentiating factors that we are excited about. We are thrilled to have Pedro Lichtinger, with his background as a leader in Pfizer, and key leadership roles in Pfizer Animal Health, now Zoetis, Optimer Pharmaceuticals and Asterias Biotherapeutics. Furthermore, with his recent experience in biotech, we believe he has the track record, the sophistication and the experience to lead this company. He is the type of leader we want to back.

We are also thrilled to work with Scott Kahn as the company’s Chief Financial Officer, Dr. Jamie Oliver, who will continue to be the company’s Chief Medical Officer and Andy Rensink, who will continue to oversee the operations of Starton.

Turning to slide 11.

Featured here are Starton’s world-class, highly credible scientific advisors, who provide scientific and technical guidance, expertise, and oversight based on their lifetime of work. They have been key contributors to the success of Starton in achieving its milestones thus far, and provide Starton with a competitive edge.

The scientific committee includes:

•	Dr. Mohamad Hussein, who practiced at the Cleveland Clinic Foundation for two decades, is the former VP, Global Multiple Myeloma Franchise at Celgene and current Professor of Medicine and Oncology at the University of South Florida.

•	Dr Kenneth Anderson, who is a Kraft Family Professor of Medicine at the Harvard Medical School and is also Director of the LeBow Institute for Myeloma Therapeutics and Jerome Lipper Multiple Myeloma Center at Dana-Farber Cancer Institute.

•	Lastly, the committee includes Dr. Asher Chanan-Khan, who is Professor of Medicine and former Co-Chairman, Hematologic Malignancies Program, Mayo Clinic Cancer Center.

We believe the unique combination of this impressive group of scientific advisors and Starton’s experienced leadership team provides a significant competitive differentiation for the Company.

Starton offers a unique compelling opportunity to capitalize on solid breakthroughs in developing its proprietary continuous delivery technology of FDA-approved drugs to treat cancer. The company is at a capital inflection point, and we are excited about what’s to come. And then when you add Healthwell and our expansive network, deep operational expertise, and decades of public market experience, we feel that we really have a unique offering here.

I will now turn it to Pedro to go deeper into Starton’s value proposition and walk you through Starton’s exciting technology and clinical achievements.

Pedro Lichtinger:

Thank you, Alyssa.

I am Pedro Lichtinger and I have been with Starton since 2017. A little about my background.

I previously spent over 16 years at Pfizer where I oversaw operations in Europe. Then, in addition to the commercial responsibility in the United States, Canada, Europe, Japan, Korea and Australia, I managed Pfizer’s broad pipeline of clinical programs every year, leading efforts to position products for cost effectiveness and life cycle management. Prior to that, I was President of Pfizer Animal Health now called Zoetis. More recently, I was President and CEO for Optimer Pharmaceuticals and Asterias Biotherapeutics. In my role at Optimer as CEO of a Public Company, I led the development, obtained FDA approval and launched a novel hospital antibiotic. My over 30 years of experience inspired me to create a new platform company with a unique and potentially transformational model for the benefit of patients.

Let’s continue on slide 12.

Starton is a differentiated, high-growth, clinical-stage biotechnology company that is transforming the standard of care therapies through our de-risked, strategic platform. Our proprietary continuous delivery technology targets standard of care medicines. We aim to increase the efficacy of approved drugs, make them more tolerable, and expand their potential use. Importantly, Starton’s innovations can potentially improve cancer patients’ outcomes and quality of life, and ultimately drive costs out of the healthcare system.

Starton has a strong purpose to improve patient’s lives by driving advancements in drug delivery technologies. We target superiority and quality of life improvements, while bringing cost effectiveness to our novel therapies. Our company uniquely brings together collective experience and technology to accelerate the evolution and the future of drug delivery therapies. We have seen unexpected preclinical improvement results and are seeing clear signals in human clinical trials, as we continue to advance our research, which I will talk more about.

I truly believe that Starton Therapeutics has blockbuster potential and cannot be more excited about our future.

Our technology targets initially MM and CLL, the most common blood cancers in the US. Both are hematologic cancers that are rarely curable, and although existing treatments generally extend patients’ survival for an average of 3 to 10 years, side-effects from drug treatments significantly deteriorate their quality of life.

We are working to transform standard of care therapies with our technology, so patients with MM and CLL can receive continuous treatment to live better and longer.

As Alyssa mentioned before, the value proposition of Starton is simple: improve patient health outcomes and quality of life.

Since our inception 6 years ago, Starton has identified numerous applications for our technology to improve patient outcomes. We have achieved consistently significant breakthroughs in transdermal delivery, including two substantial development milestones for the company: the successful completion of the Phase 1 studies in both our STAR-LLD and STAR-OLZ programs, achieving all primary and secondary end points, and positioning the first program to advance to a Phase 1B study and the second one to enter its Phase 2 study.

More recently, in early 2022 we obtained promising results in a preclinical study that confirmed feasibility for transdermal administration of lenalidomide, opening the path to expand and eventually replace the use of the current standard of care in multiple myeloma, so that patients can live longer and better.

Please turn to slide 13.

Today we have screened over 88,000 potential applications using our proprietary algorithm that is setting us up for success. We look for standard of care medicines that when delivered with our proprietary platform can be transformed to obtain superior patient outcomes and expand to new indications, offering blockbuster potential, and having the ideal characteristics that fit into our novel delivery. The algorithm prioritizes potential transformational impact while de-risking our programs.

Our approach looks at designing proof of concept studies, leveraging our best-in-class scientific team to obtain early IP protection, and evaluating the potential for a new therapeutic index. Then it looks at conducting clinical studies to establish on-label superiority, and to evaluate those outcomes in new indications we’ve identified. This is intended to provide us with a competitive moat to use our proprietary continuous delivery platform technology to not only treat patients with MM and CLL, but also leave us well-positioned to expand our impact to new indications.

Please turn to slide 15.

Our continuous delivery technology is intended to truly unlock a massive market. We have assembled a robust pipeline of differentiated candidates from our discovery and business development efforts. On this slide we’ve summarized the key highlights of these systems. We pursue programs with three differentiated delivery technologies in parallel to adapt to the specific characteristics of each medicine and increase shots on goal.

The first is our subcutaneous infusion and ambulatory pump, which works with readily available FDA approved commercially available ambulatory pumps. This form of delivery is highly reliable, suitable for various molecule sizes and supports higher drug volumes.

The second system is our subcutaneous on-body infusion patch (we call it “OBI”), which operates with a wearable patch/pump combination device. This has been increasingly accepted by patients in other therapeutic areas including diabetics and is also very reliable and suitable for various molecule sizes.

Lastly, we have our breakthrough transdermal multi-day patch (we call it “TD” patch) – our primary focus now. From a high level, it offers the most convenience to patients and has the lowest cost and best patient compliance. It works with small molecules and is best suited for small or medium drug doses.

Transdermal continuous delivery is unique in that it “flattens” plasma pharmacokinetics – it lowers the overall exposure of lenalidomide by delivering an efficacious targeted continuous blood level. This lowers the peak levels that tend to drive toxicities while sustaining an optimal efficacious level.

Transdermal patch delivery systems make it incredibly less complex and easier for the patient to comply with and to apply. We believe it is a better delivery method than an oral pill or IV. We believe this improves efficacy and safety and tolerability while driving up patient acceptance and convenience. This transformative technology is at the heart of Starton. We are confident the advantages of this technology drive competitive differentiation and build a competitive moat around Starton.

Let us go a bit deeper into our existing pipeline on slide 16.

Starton’s technology has two programs in the clinic, three pre-clinical programs, and additional identified targets. STAR-LLD, our lead program, targets MM and CLL, and other hematologic cancers whose treatments expand and improve on the current uses of lenalidomide in both efficacy and tolerability.

STAR-LLD, our continuous delivery system of lenalidomide, was developed to treat new multiple myeloma (MM) indications in intolerant patients and achievement of superiority versus oral lenalidomide in maintenance treatment of multiple myeloma. The STAR-LLD delivery system is expected to expand use following discontinuations and dose reductions and treatment by reducing by 90% the highest blood level achieved by the oral (Cmax), the area under the curve, while maintaining a minimum dose that is at or above the efficacy required level (Cmin).

STAR-LLD is also being developed in multiple indications including bringing to patients the only IMiD (immunomodulatory drug) approved for CLL with the opportunity to create the maintenance segment in CLL.

We are developing STAR-LLD in two continuous delivery systems, subcutaneous and transdermal, and our studies have shown unprecedented efficacy and tolerability in an in vivo rodent model utilizing the continuous delivery of lenalidomide when compared to once daily dosing. Having achieved this important milestone in an animal model potentially demonstrates the feasibility of a transdermal patch formulation of lenalidomide for multiday use in humans.

We are also working on a 5-day transdermal patch for chemotherapy-induced nausea and vomiting (CINV) – we call it STAR-OLZ. This will be the first product to be evaluated for total control, becoming the first product with a no-nausea primary indication and an on-label superiority claim.

Our continuous subcutaneous formulation of STAR-LLD is currently preparing to enroll a Phase 1 clinical study for both MM and CLL, and we are in pre-clinical studies for lymphoma and prostate cancer.

Turning to slide 18.

MM and CLL are the most common blood cancers in the US with 34,920 and 21,250 new diagnoses expected in 2023, respectively. Unfortunately, both are rarely curable and although current treatments extend survival, deteriorating quality of life remains a challenge due to drug-related side effects.

Oral lenalidomide has provided patients with MM a life-changing therapy, but many patients struggle with long-term tolerance, due to many side effects. Up to 30% of MM patients do not tolerate lenalidomide, with 70% of patients dose reducing during their treatment. Patients that do not discontinue or reduce their dose suffer from deterioration of their quality of life and the management of the side effects can lead to increased health care costs. STAR-LLD helps avoid the cycle of high and low drug levels caused by short half-life of oral administration, while increasing efficacy with fewer side effects.

We believe what we are doing is truly different from anyone else, as by overcoming the limits of how lenalidomide is dosed, we have the ability to grow Starton significantly over time, as we will potentially be able to help more people with multiple myeloma to benefit from this globally successful treatment.

Dose-related side effects previously limited the success of oral lenalidomide formulations for patients with CLL as well. STAR-LLD has the potential to become the first IMiD to treat this blood cancer and a potential breakthrough for patients by becoming the first maintenance therapy to help people stay in remission.

As we look to commercialization and the value that we are creating for patients, caregivers, the health system and our shareholders, we expect to make our products accessible to as many patients as possible on a global basis.

Turning to slide 19.

Let’s spend a few minutes walking you through the studies we have conducted, where we are today and the opportunity that lies ahead of us.

Revlimid has become the standard of care in MM with almost every patient being touched by the revolutionary outcomes that it brought to the treatment of MM. However, its therapeutic index has not allowed for its use in several major segments where the drug showed efficacy but was not tolerated, and reducing the current dose reduction process to lengthen use deprives patients from getting the full benefit the drug offers.

For maintenance treatments and using normal delivery methods, up to 30% of patients suffer from neutropenia, or blood toxicity. Patients also suffer from severe diarrhea, serious renal complications and are often very tired, so their life quality is impacted, thus leading to patients abandoning the use of these medicines.

What is really interesting about STAR-LLD, our delivery technology for Revlimid, is that it significantly reduces side effects and can extend patients’ lives, potentially for years. And when we observe less toxicity, we should expect to have acceptance from substantially more patients.

Please turn to slide 20.

Here you will see our development plans for MM. We first expect to conduct a Phase 1b in MM patients in second line treatment of STAR-LLD in combination with a Proteasome Inhibitor and Dexamethasone in transplant ineligible patients. Upon successful safety confirmation we will be able to initiate (subject to FDA concurrence) Phase 2 studies in all current Revlimid indications including MM, CLL, and Lymphoma. Further along, we will explore solid tumors starting with Prostate Cancer where there was a Phase 3 clinical study completed by Celgene.

Each of these cancers offer multiple potential use expansion as well as targeting for superiority in key segments and combinations.

Our plan is to pursue in parallel in combination with a Protaese inhibitor and Dexamethasone, in maintenance, and in combination with CAR-T Cell therapies in MM. Across all indications we target superiority in outcomes and/or tolerability.

Let us continue on slide 21.

Let’s look at our development plans for CLL. First, we expect to move straight into a Phase 2/3 clinical study for STAR-LLD as a second line treatment in combination with venetoclax, assessing superiority of outcomes and which will be a single pivotal study. This study is planned to be conducted in parallel with the MM Phase 2 trials.

In conjunction, we intend to also run a Phase 2/3 study of STAR-LLD as a first line combination with a BTK inhibitor, which will also assess superiority in outcomes and which will be a single pivotal study.

Lastly, our Phase 3 study of STAR-LLD will be assessed as a maintenance monotherapy in minimal residual disease patients following 6 months of treatment with venetoclax. This study will measure superiority of outcomes and will be a single pivotal study.

Turning to slide 22.

We’ve accomplished a lot in a short period of time. As you would expect, we are extremely pleased with the results from our Phase 1 study. We have encouraging data that demonstrates STAR-LLD is a novel and clearly differentiated delivery technology with transformative potential to drive significant improvements to the treatment of cancer.

In May 2022 we conducted and successfully completed our first-in-human Phase 1 clinical trial for STAR-LLD in healthy subjects.

16 volunteers received STAR-LLD continuous lenalidomide, and a single oral dose of lenalidomide after a 24 hour washout period. We achieved all primary and secondary endpoints. The plasma levels showed a 90% lower Cmax and 70% lower lenalidomide concentration (AUC) using STAR-LLD continuous subcutaneous delivery, compared to once-daily Revlimid oral delivery at 3 different dosing levels. This is critical in being able to demonstrate a potentially lower side effect profile and improved safety, as well as substantiating the potential for lower toxicities. We also sustained Cmin at the optimal level targeting for efficacy. This is critical to maintaining blood levels during the full 24 hour period.

In short, STAR-LLD continuous infusion was very well tolerated in all subjects studied, with no related adverse events, compared to oral Revlimid. It also validated compatibility and utility of the subcutaneous delivery system.

Turning to slide 23.

You can see why we’re optimistic at this stage, and to continue our development efforts for STAR-LLD, in Q4 2023 we will start enrollment for a Phase 1b clinical study in multiple myeloma where we are in advanced negotiations with the FDA. This phase 1b will only enroll 6 to 9 patients. Interim results will require two cycles to measure safety so as to obtain FDA approval to initiate all Phase 2 studies. However, patients will be followed until treatment failure, which could take 2-3 years.

We also submitted additional regulatory applications in the US and other countries to accelerate the Phase 1b trial. We will be measuring tolerability, safety, efficacy, and immune responses. We believe a Phase 1b clinical study will establish efficacy in multiple myeloma based on the response rates we observed in our encouraging preclinical studies.

This will potentially open up phase 2 in all indications of Revlimid, including MM, CLL, lymphoma, and mantle cell.

The studies are being initiated in the first half of this year and we expect to dose our first patient in the fourth quarter of this year.

Moving to Slide 24.

Next, we will go a bit deeper to show you the efficacy, safety and tolerability of our technology achieved in our preclinical work over four studies.

Overall, preclinical studies observed superior efficacy as measured by durability and depth of response compared to traditional delivery methods. Continuous delivery achieved a 40% complete response and 60% partial response in continuous delivery LLD, with 20% of animals completely tumor free at 100 days when the study was stopped. These findings compare to all animals in the Revlimid oral failing treatment at 52 days, and the non-medicated group of animals failing treatment at 28 days.

In terms of safety and tolerability, STAR-LLD was found to produce no hematologic or local toxicity and no drug-related macro/micro histopathologic toxicity, while weight changes were similar across the treated groups.

These results were unprecedented and unforeseen.

Now let’s look at slide 25.

Presented here is a summary of the preclinical study in a mouse model. Research tests using STAR-LLD reduced implanted tumor volumes by 81%, a stark contrast to the results obtained in standard of care methods, in which MM tumors caused by human myeloma cells grew 25-fold if untreated, and five-fold when treated with oral lenalidomide.

As shown in the slide, not only did efficacy yield encouraging results, but also the daily dose was 70% lower than the typical once daily administration and the plasma lenalidomide concentration (AUC) was also 70% lower.

Turning to slide 26.

Now let’s look at overall response rate. Over a 29 day cycle the dose administered yielded a 100% overall response rate at 144 mcg continuous LLD versus 0% ORR with active control, and 20% tumor elimination at 144 mcg continuous LLD, versus 0% tumor elimination with daily pulsatile dosing. As previously mentioned, we saw a 40% complete response and 60% partial response, whereas Revlimid oral did not achieve any partial or complete responses.

These superior results were unexpected and provided the basis for patents issued for the continuous delivery of Imid compounds to which lenalidomide belongs to, and further speaks to the transformative potential of our proprietary technology.

Turning to slide 27.

Let’s look at toxicity.

We conducted preclinical studies for chronic use of STAR-LLD using subcutaneous administration to assess key tolerability, histopathology and hematology parameters over a 28-day period. Across the three groups of 20 rodents, we observed no significant difference between the continuous administration of lenalidomide and vehicle treated groups. Over the 28 days of treatment, we observed no signs of neutropenia, reduction in platelets or local infusion site toxicity.

These data signaled the potential for introducing a new mode of action for CLL patients and for LLD-intolerant patients with multiple myeloma, and supported Investigational New Drug (IND) application enablement.

Please turn to Slide 28.

In our fourth treatment-resistant study, we observed significant improvements in the mean time to treatment failure, when using a continued dose of Revlimid at 216 mcg per day for 42 days, and a higher dose of 288 mcg per day for 43 days. As you can see, a continuous subcutaneous infusion improves tumor control measured by mean time to treatment failure and tumor volume versus pulsatile dosing in lenalidomide-resistant tumors.

These data again prove that there is differentiated activity between the two methods of delivery.

Let us move to Slide 29.

As I mentioned before, we currently offer three delivery systems for STAR-LLD, given that many drugs used in oncology have large molecules.

The subcutaneous ambulatory infusion is entering a Phase 1b clinical trial, and all indications have blockbuster potential in MM as well as in CLL.

For MM indication, we are ready to initiate Phase 1b during the second half of this year. Interim safety results will be submitted to the FDA at 4-6 months after dosing of the last patient enrolled. Safety results are expected to available in 2024 and to allow us to initiate all planned Phase 2’s, while in the long term we will follow patients until treatment failure. We will also be measuring bio-marker immune responses. As an open label study we will have multiple opportunities to inform the market on multiple measurements. That takes us to Phase 3 one year later in 2025. We are targeting commercialization following potential FDA approval in 2027.

Specifically, for the CLL indication, we plan to initiate phase 2 in 2024 and phase 3 in 2025. For CLL, it is very exciting for patients and for us, because we expect to be the only player in CLL developing an IMiD, which is the lion's share. We are planning to look for combinations with existing products in the market for CLL indications, so that we can synergize and enhance the results that they're getting with those products.

Starton also has progressed with its transdermal adhesive patch development and development of a patch/pump on-body injector (OBI), also used for MM and CLL indications. For TD, we anticipate selecting the final transdermal formulation in the first quarter of 2024, ahead of filing for an investigational new drug application, also in that year. For OBI, we expect results from the device feasibility trial in the second half of 2023. For both, we are aiming for potential FDA approval and commercialization in 2027.

Turning to Slide 30.

Our competitive moat is backed by our strong intellectual property. In October 2021 the U.S. Patent and Trademark Office issued provisional patents to Starton, covering STAR-LLD. The patents grant U.S. rights, and are in the process of globalizing protection. The base term extends to 2040 and excludes any adjustments or extensions, which could extend into 2041.

The technology covered by the patent is broad and includes all external forms of continuous administration of thalidomide and its derivatives via subcutaneous infusion from an external drug supply. Starton retains full global ownership of this patent, with the technology and methodology being developed internally.

Furthermore, upon receipt of orphan drug designation in STAR-LLD for CLL, Starton would benefit from 7 years of data exclusivity.

We believe that as we start the phase 1b study, there will be multiple opportunities to initiate the process for new patents, as we expect a superior immune response and a significant improvement in partial and complete responses, as well as in overall progression free survival.

When we get to phase 2, we expect to file for additional patents related to the uniqueness of our treatment towards the benefits that our delivery brings to patients.

Now, on to Slide 31.

We are now looking to establish strong alliances with partners that will benefit from Starton’s proprietary continuous delivery technology. Our intellectual property is certainly a strong point for the company to keep expanding, and we believe we will continue to file additional patents for blockbuster products as we make further progress in our technology. Our focus will be on capital efficient R&D and smaller studies that should give us a shorter and faster path to commercialization.

The bottom line - and this is one of the reasons we are so excited - is that our novel delivery platform is at a place where new molecules can be developed on each of our subcutaneous, OBI and TD technologies. We really look forward to building new partnerships that will allow us to expand into new markets in the near future.

Finally, I will turn it back to Alyssa who will provide some closing remarks with Slide 32.

Alyssa Rapp:

You can see why we are so excited about this combination. We are cautiously optimistic about achieving a major success and achieving breakthrough designation - we will continue to work with the FDA to execute our plan as we focus on achieving milestones towards commercialization, no later than 2027.

We have real clarity on our ambition and how we’ll realize it. We have a proven and experienced management team and our collective experience enables us to understand the magnitude of the impact we will have on patients with MM and CLL as well as to the healthcare industry.

We look forward to providing updates as we make progress in the months and years ahead. With that, I’d like to thank everyone for your support and interest. We’re very excited about our transaction with Starton and we look forward to the future growth of the business.

Operator:

That concludes today’s conference call. Thank you. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed Transaction, Pubco intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement and a prospectus in connection with the Transaction. STOCKHOLDERS OF Healthwell Acquisition Corp. I ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Healthwell as of a record date to be established for voting on the Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

Healthwell’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Healthwell Acquisition Corp., 1001 Green Bay Rd, #227 Winnetka, IL 60093; e-mail: healthwell.management@healthwellspac.com.

Forward-Looking Statements

This communication contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Starton and the Transaction and the future held by the respective management teams of Healthwell or Starton, the anticipated benefits and the anticipated timing of the Transaction, future financial condition and performance of Starton and expected financial impacts of the Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Transaction, financing transactions, if any, related to the Transaction, the level of redemptions of Healthwell’s public stockholders and the products and markets and expected future performance and market opportunities of Starton. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Healthwell’s securities; (ii) the risk that the Transaction may not be completed by Healthwell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Healthwell; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including, among others, the condition that Healthwell has cash or cash equivalents of at least $15 million, and the requirement that the BCA and the transactions contemplated thereby be approved by the stockholders of each of Healthwell and Starton; (iv) the failure to obtain any applicable regulatory approvals required to consummate the Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the BCA; (vi) the effect of the announcement or pendency of the Transaction on Starton’s business relationships, operating results, and business generally; (vii) risks that the Transaction disrupts current plans and operations of Starton; (viii) the risk that Pubco may not be able to raise funds in a PIPE financing or may not be able to raise as much as anticipated; (ix) the outcome of any legal proceedings that may be instituted against Starton or Healthwell related to the BCA or the Transaction; (x) the ability to maintain the listing of Healthwell’s securities on a national securities exchange or failure of Pubco to meet initial listing standards in connection with the consummation of the Transaction; (xi) uncertainty regarding outcomes of Starton’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates; (xii) risks associated with Starton’s efforts to commercialize a product candidate; (xiii) Starton’s ability to negotiate and enter into definitive agreements for supply, sales, marketing, and/or distribution on on favorable terms, if at all; (xiv) the impact of competing product candidates on Starton’s business; (xv) intellectual property-related claims; and (xvi) Starton’s ability to attract and retain qualified personnel; and (xvii) Starton’s ability to continue to source the raw materials for its product candidates.

The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of Healthwell’s initial public offering (“IPO”) prospectus filed with the SEC on August 4, 2021, Healthwell’s Annual Report on Form 10-K filed for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and subsequent periodic reports filed by Healthwell with the SEC, the Registration Statement and other documents filed or to be filed by Healthwell from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither Starton, Healthwell nor Pubco assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Starton, Healthwell nor Pubco gives any assurance that either Starton or Healthwell, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Healthwell and Starton in connection with the Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Healthwell derived entirely from Healthwell and all information relating to the business, past performance, results of operations and financial condition of Starton derived entirely from Starton. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Healthwell, Starton or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Starton has been derived, directly or indirectly, exclusively from Starton and has not been independently verified by Healthwell. Neither the independent auditors of Healthwell nor the independent auditors of or Starton audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid™. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

Trademarks and Tradenames

This communication includes trademarks of Starton, which are protected under applicable intellectual property laws and are the property of Starton or its subsidiaries. This communication also includes other trademarks, trade names and service marks that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Participants in the Solicitation

Healthwell, Starton, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Healthwell’s stockholders in connection with the Transaction. Healthwell’s stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Healthwell executive officers and directors in the solicitation by reading Healthwell’s final prospectus filed with the SEC on August 4, 2021 in connection with Healthwell’s IPO, Healthwell’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 3, 2023 and Healthwell’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.